Exhibit 99.1

Tuya Reports Fourth Quarter and Full Fiscal Year 2022 Unaudited Financial Results

SANTA CLARA, Calif., March 1, 2023/PRNewswire/– Tuya Inc. (“Tuya” or the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”)) (NYSE: TUYA; HKEX: 2391), a global leading IoT cloud development platform, today announced its unaudited financial results for the fourth quarter and full fiscal year ended December 31, 2022.

Fourth Quarter 2022 Financial Highlights

•	Total revenue was US$45.3 million, down approximately 39.6% year over year (4Q2021: US$75.0 million).

•	IoT platform-as-a-service (“PaaS”) revenue was US$32.6 million, down approximately 47.4% year over year (4Q2021: US$62.1 million).

•	Software-as-a-service (“SaaS”) and others revenue was US$7.9 million, up approximately 8.7% year over year (4Q2021: US$7.3 million).

•	Overall gross margin for the quarter increased to 44.6%, up 1.4 percentage points year over year (4Q2021: 43.2%). Gross margin of IoT PaaS for the quarter decreased to 41.5%, down 1.0 percentage point year over year (4Q2021: 42.5%).

•	Operating expenses for the quarter were US$53.0 million, down approximately 36.8% year over year (4Q2021: US$83.9 million). Non-GAAP operating expenses for the quarter were US$35.5 million, down approximately 46.4% year over year (4Q2021: US$66.3 million). Operating margin for the quarter was negative 72.5%, down 3.7 percentage points year over year (4Q2021: negative 68.8%). Non-GAAP operating margin for the quarter was negative 33.8%, up 11.5 percentage points year over year (4Q2021: negative 45.3%).

•	Net cash used in operating activities for the quarter was US$0.1 million, down approximately 99.7% year over year (4Q2021: US$53.2 million).

•	Total cash and cash equivalents, and short-term investments were US$954.3 million as of December 31, 2022, compared to US$945.9 million as of September 30, 2022 and US$1.07 billion as of December 31, 2021.

•	Total shares repurchased in the form of American Depositary Shares (“ADSs”) and Class A ordinary shares amounted to approximately 25.8 million for a total consideration of approximately US$112.8 million as of December 31, 2022.

Full Year 2022 Financial Highlights

•	Total revenue was US$208.2 million, down approximately 31.1% year over year (2021: US$302.1 million).

•	IoT PaaS revenue was US$152.9 million, down approximately 41.5% year over year (2021: US$261.4 million).

•	SaaS and others revenue was US$29.8 million, up approximately 60.6% year over year (2021: US$18.6 million).

•	Overall gross margin for the year increased to 43.0%, up 0.7 percentage point year over year (2021: 42.3%). Gross margin of IoT PaaS for the year decreased to 41.1%, down 1.3 percentage points year over year (2021: 42.4%).

•	Operating expenses for the year were US$257.6 million, down approximately 17.3% year over year (2021: US$311.4 million). Non-GAAP operating expenses for the year were US$188.6 million, down approximately 23.1% year over year (2021: US$245.3 million). Operating margin for the year was negative 80.8%, down 20.0 percentage points year over year (2021: negative 60.8%). Non-GAAP operating margin for the year was negative 47.6%, down 8.7 percentage points year over year (2021: negative 38.9%).

•	Net cash used in operating activities for the year was US$70.7 million, down approximately 44.0% year over year (2021: US$126.1 million).

Fourth Quarter and Fiscal Year 2022 Operating Highlights

•	IoT PaaS customers[1] for the fourth quarter and the fiscal year 2022 were approximately 2,400 and 5,100, respectively (4Q2021 and 2021: approximately 3,300 and 5,500, respectively). Total customers for the fourth quarter and the fiscal year 2022 were approximately 3,400 and 7,600, respectively (4Q2021 and 2021: approximately 4,800 and 8,400, respectively). The Group’s implementation of its key-account strategy enabled it to be more focused on serving strategic customers.

•	Premium IoT PaaS customers[2] for the trailing 12 months ended December 31, 2022 were 263 (4Q2021: 311). In the fourth quarter and the fiscal year 2022, the Group’s premium IoT PaaS customers contributed approximately 77.0% and 81.7% of its IoT PaaS revenue, respectively (4Q2021 and 2021: approximately 87.3% and 88.6%, respectively).

•	Dollar-based net expansion rate (“DBNER”)[3] of IoT PaaS for the trailing 12 months ended December 31, 2022 was 51% (4Q2021: 153%).

•	Registered IoT device and software developers, or registered developers, were over 708,000 as of December 31, 2022, up 38.8% from approximately 510,000 developers as of December 31, 2021.

1.	The Group defines an IoT PaaS customer for a given period as a customer who has directly placed orders for IoT PaaS with the Group during that period.

2.	The Group defines a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of IoT PaaS revenue during the immediately preceding 12-month period.

3.	The Group calculates DBNER of IoT PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for IoT PaaS during that period), and then calculating the quotient from dividing the IoT PaaS revenue generated from such customers in the current trailing 12-month period by the IoT PaaS revenue generated from the same group of customers in the prior 12-month period. The Group’s DBNER may change from period to period, due to a combination of various factors, including changes in the customers’ purchase cycles and amounts and the Group’s customer mix, among other things. DBNER indicates the Group’s ability to expand customer use of the Tuya platform over time and generate revenue growth from existing customers.

Mr. Xueji (Jerry) Wang, Founder and Chief Executive Officer of Tuya, commented, “We have responded swiftly and decisively to macroeconomic headwinds, including high inflation and downstream destocking, recreating our company to be stronger and more resilient than ever. We have taken bold steps to optimize our product offerings, streamline our operations, and reduce our expenses. In particular, our recalibrated focus on key account customers and our sales triangle strategy enabled us to better meet the diverse needs of large customers while improving our service efficiency. Looking ahead, we are confident that our strengthened value proposition, improved cost and expense structure, and substantial cash position will enable us to capitalize on emerging opportunities in 2023 and beyond. We are committed to our mission of driving innovation and delivering value to our customers, and we’re confident in the long-term prospects of our business.”

Ms. Yao (Jessie) Liu, Director and Chief Financial Officer of Tuya, added, “Reflecting on 2022 performance, we acknowledge the impact of weakening sales of consumer products, our core market. We responded proactively by reducing headcount and optimizing our cost structure, which resulted in improved margins and minimal cash use. Notably, we achieved a 46.4% reduction in non-GAAP total operating expenses in the fourth quarter of 2022, marking our fifth consecutive quarter with substantial operating expense reductions. Our success in controlling expenses and improving efficiency has allowed us to achieve our lowest quarterly non-GAAP net loss since the start of 2019.”

Fourth Quarter 2022 Unaudited Financial Results

REVENUE

Total revenue in the fourth quarter of 2022 decreased by 39.6% to US$45.3 million from US$75.0 million in the same period of 2021, mainly due to the decreases in IoT PaaS revenue and smart device distribution revenue, partially offset by the increase in SaaS and others revenue. More particularly:

•	IoT PaaS revenue in the fourth quarter of 2022 decreased by 47.4% to US$32.6 million from US$62.1 million in the same period of 2021. During the quarter, the Group’s customers remained conservative with their purchases as a result of (i) continued global inflation and the consequent weakened consumer spending, (ii) heavy inventory backlog in the supply chain caused by the mismatch in supply and demand in the consumer discretionary sector amid such continued inflation, which is expected to be consumed by the downstream over time, and (iii) an adverse impact of US$2.9 million due to foreign exchange rate fluctuation. In addition, during the quarter, the Group’s operating and selling and marketing activities were impacted by the COVID-19 in China. As a result of these factors, the Group’s DBNER of IoT PaaS for the trailing 12 months ended December 31, 2022 decreased to 51% compared to previous periods.

•	SaaS and others revenue in the fourth quarter of 2022 increased by 8.7% to US$7.9 million from US$7.3 million in the same period of 2021. During the quarter, the Group continued to making efforts in offer value-added services (“VAS”) and various software products with strong value proposition to its customers. On the other hand, the Group upgraded its customer service systems and reformed its service force in order to better utilize limited resources to acquire key accounts and provide more targeted services to different customers, which as a result partially slowed down the momentum of certain services, such as “OEM APP”, compared to the same period in 2021.

•	Smart device distribution revenue in the fourth quarter of 2022 decreased by 16.0% to US$4.7 million from US$5.6 million in the same period of 2021. Changes in the Group’s smart device distribution revenue between periods were primarily due to the varying timing and amounts of customer demands and purchases.

COST OF REVENUE

Cost of revenue in the fourth quarter of 2022 decreased by 41.1% to US$25.1 million from US$42.6 million in the same period of 2021, in line with the decrease in total revenue.

GROSS PROFIT AND GROSS MARGIN

Total gross profit in the fourth quarter of 2022 decreased by 37.6% to US$20.2 million from US$32.4 million in the same period of 2021 and gross margin percentage increased to 44.6% in the fourth quarter of 2022 from 43.2% in the same period of 2021.

•	IoT PaaS gross margin in the fourth quarter of 2022 was 41.5%, compared to 42.5% in the same period of 2021, primarily due to the changes in product mix and a negative 1.6 percentage points impact caused by accrued inventory allowance of certain slow-moving IoT chips and raw materials in relation to the IoT PaaS business during the quarter.

•	SaaS and others gross margin in the fourth quarter of 2022 was 75.2%, compared to 73.4% in the fourth quarter of 2021.

•	Smart device distribution gross margin in the fourth quarter of 2022 was 14.6%, compared to 10.6% in the fourth quarter of 2021.

OPERATING EXPENSES

Operating expenses decreased by 36.8% to US$53.0 million in the fourth quarter of 2022 from US$83.9 million in the same period of 2021. Non-GAAP operating expenses, defined as operating expenses excluding share-based compensation expenses, decreased by 46.4% to US$35.5 million in the fourth quarter of 2022 from US$66.3 million in the same period of 2021. Share-based compensation expenses in the fourth quarter of 2022 were US$17.5 million, basically flat year over year.

•	Research and development expenses in the fourth quarter of 2022 were US$27.8 million, down 39.8% from US$46.2 million in the same period of 2021, as the Group continues to strategically streamline its research and development team and operations. During this quarter, average salaried employee headcount of the Group’s research and development team was down approximately 48.1% year over year, compared to the same quarter in last year.

•	Sales and marketing expenses in the fourth quarter of 2022 were US$11.2 million, down 39.2% from US$18.4 million in the same period of 2021, primarily because of (i) the strategic streamlining of the Group’s sales and marketing team, and (ii) the decrease in marketing spending due to COVID-19 and the Group’s efforts to control expenditure and improve sales and marketing efficiency.

•	General and administrative expenses in the fourth quarter of 2022 were US$16.2 million, down 23.0% from US$21.0 million in the same period of 2021, primarily due to Company’s efforts to control professional expenditures.

•	Other operating income, net in the fourth quarter of 2022 was US$2.2 million, primarily due to the receipts of software value-added tax (“VAT”) refunds and various general subsidies for enterprises.

LOSS FROM OPERATIONS AND OPERATING MARGIN

Loss from operations in the fourth quarter of 2022 narrowed by 36.3% to US$32.8 million from US$51.6 million in the same period of 2021. Non-GAAP loss from operations in the fourth quarter of 2022 narrowed by 54.8% to US$15.3 million from US$33.9 million in the same period of 2021.

Operating margin in the fourth quarter of 2022 was negative 72.5%, down 3.7 percentage points from negative 68.8% in the same period of 2021 as the Group’s total revenue declined at a faster pace than operating expenses. Non-GAAP operating margin in the fourth quarter of 2022 was negative 33.8%, up 11.5 percentage points from negative 45.3% in the same period of 2021.

NET LOSS AND NET MARGIN

Net loss was US$22.7 million in the fourth quarter of 2022, compared to US$48.8 million in the same period of 2021. Non-GAAP net loss was US$5.2 million in the fourth quarter of 2022, compared to US$31.2 million in the same period of 2021. The difference between loss from operations and net loss in the fourth quarter of 2022 was primarily because of a US$10.2 million financial income achieved mainly due to well implemented treasury strategies on the Group’s cash and deposits recorded as short-term investment.

Net margin in the fourth quarter of 2022 was negative 50.2%, up 15.0 percentage points from negative 65.2% in the same period of 2021. Non-GAAP net margin in the fourth quarter of 2022 was negative 11.5%, up 30.1 percentage points from negative 41.6% in the same period of 2021.

BASIC AND DILUTED NET LOSS PER ADS

Basic and diluted net loss per ADS was US$0.04 in the fourth quarter of 2022, compared to US$0.09 in the same period of 2021. Each ADS represents one Class A ordinary share.

Non-GAAP basic and diluted net loss per ADS was US$0.01 in the fourth quarter of 2022, compared to US$0.06 in the same period of 2021.

CASH AND CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

Cash and cash equivalents, and short-term investments were US$954.3 million as of December 31, 2022, up US$8.4 million from US$945.9 million quarter over quarter, which the Group believes is sufficient to meet its current liquidity and working capital needs.

NET CASH USED IN OPERATING ACTIVITIES

Net cash used in operating activities for the fourth quarter of 2022 was US$0.1 million, or 0.3% of total revenue, compared to US$53.2 million, or 71.0% of total revenue in the fourth quarter of 2021. The net cash used in operating activities in the fourth quarter of 2022 improved mainly due to the significant decrease in operating expenses, particularly employee-related costs, and working capital changes in the ordinary course of business.

SHARE REPURCHASE

During the quarter ended December 31, 2022, the Group repurchased approximately 2.8 million of ADSs and Class A ordinary shares from the open market, for a total consideration of approximately US$4.2 million, subject to the relevant regulation on the volume of share repurchases.

As of December 31, 2022, total shares repurchased in the form of ADSs and Class A ordinary shares amounted to approximately 25.8 million for a total consideration of approximately US$112.8 million.

Fiscal Year 2022 Unaudited Financial Results

REVENUE

Total revenue in 2022 decreased by 31.1% to US$208.2 million from US$302.1 million in the same period of 2021, mainly due to the decrease in IoT PaaS revenue, partially offset by the increase in smart device distribution revenue and SaaS and others revenue.

•	IoT PaaS revenue in 2022 decreased by 41.5% to US$152.9 million from US$261.4 million in 2021, primarily because the Group’s customers have become more prudent and conservative in their purchases as the increasing inflation globally, especially in North America and Europe, resulted in weakened discretionary consumer spending. In addition, revenue was adversely impacted by heavy inventory backlog in the supply chain caused by the mismatch in supply and demand in the consumer discretionary sector amid such continued inflation, which is expected to be consumed by the downstream over time. Moreover, foreign exchange rate fluctuations negatively impacted the Group’s IoT PaaS revenue in the year by 2.4 percentage points, and the change in COVID-19 situation and its related public prevention policy during the year also has affected the Group’s selling, marketing and operating activities across the globe. As a result of these factors, the Group’s DBNER of IoT PaaS for the trailing 12 months ended December 31, 2022 decreased to 51% compared to previous periods.

•	SaaS and others revenue in 2022 increased by 60.6% to US$29.8 million from US$18.6 million in 2021, sustaining a strong year-over-year growth momentum. During the year, the Group continued to making efforts in offer value-added services (“VAS”) and various software products with strong value proposition to its customers.

•	Smart device distribution revenue in 2022 increased by 14.9% to US$25.4 million from US$22.2 million in 2021. The Group offers smart device distribution mainly to save customers (primarily brands, system integrators and industry operators who demand and purchase finished smart devices) from dealing with multiple original equipment manufacturers (“OEMs”). Changes in the Group’s smart device distribution revenue between periods are primarily attributable to the varying timing and amounts of customer demands and purchases.

COST OF REVENUE

Cost of revenue in 2022 decreased by 31.8% to US$118.7 million from US$174.2 million in 2021, in line with the decrease in total revenue.

GROSS PROFIT AND GROSS MARGIN

Total gross profit in 2022 decreased by 30.1% to US$89.4 million from US$127.9 million in 2021 and gross margin percentage increased to 43.0% in 2022 from 42.3% in 2021.

•	IoT PaaS gross margin in 2022 was 41.1%, down 1.3 percentage points compared to 42.4% in 2021, primarily due to a negative 2.4 percentage points impact caused by an accrual of US$3.7 million in inventory allowance of certain slow-moving IoT chips and raw materials in relation to the IoT PaaS business during the year. Excluding inventory allowance impacts, the Group’s effective implementation of its business management and efficiency improvement initiatives ensured a steady gross margin of IoT PaaS business during the year.

•	SaaS and others gross margin in 2022 was 79.0%, compared to 73.7% in 2021, mainly due to the changes in product mix of services.

•	Smart device distribution gross margin in 2022 was 11.6%, compared to 14.9% in 2021.

OPERATING EXPENSES

Operating expenses decreased by 17.3% to US$257.6 million in 2022 from US$311.4 million in 2021. Non-GAAP operating expenses, defined as operating expenses excluding share-based compensation expenses, decreased by 23.1% to US$188.6 million in 2022 from US$245.3 million in 2021. Share-based compensation expenses in 2022 were US$69.0 million, compared to US$66.1 million in 2021.

•	Research and development expenses in 2022 were US$144.9 million, down 16.8% from US$174.3 million in 2021, primarily because of the strategic streamlining of the Group’s research and development team to drive operational efficiency and focus more on pursuing strategies of better balancing the business growth and timeline to profitability (but partially offset by the accompanying one-off additional cost of US$7.3 million relating to headcount optimization). The Group’s total salaried research and development headcount as of December 31, 2022 was 1,313, down 48.7% compared to that of December 31, 2021.

•	Sales and marketing expenses in 2022 were US$55.7 million, down 26.2% from US$75.4 million in 2021, primarily because of (i) the strategic streamlining of the sales and marketing team, and (ii) the decrease in marketing spending due to COVID-19 and the Group’s efforts to control expenditures and improve sales and marketing efficiency.

•	General and administrative expenses in 2022 were US$67.5 million, down 5.7% from US$71.6 million in the same period of 2021, primarily due to the Group’s efforts to control professional expenditures and operating overheads, partially offset by the increase in share-based compensation expenses from US$44.8 million to US$47.5 million.

•	Other operating incomes, net in 2022 were US$10.5 million, primarily due to the receipts of software VAT refunds and various general subsidies for enterprises.

LOSS FROM OPERATIONS AND OPERATING MARGIN

Loss from operations in 2022 narrowed by 8.4% to US$168.2 million from US$183.6 million in 2021. Non-GAAP loss from operations in 2022 narrowed by 15.6% to US$99.2 million from US$117.5 million in 2021.

Operating margin in 2022 was negative 80.8%, down 20.0 percentage points from negative 60.8% in 2021. Non-GAAP operating margin in 2022 was negative 47.6%, down 8.7 percentage points from negative 38.9% in 2021. The changes in the operating margin are mainly because the Group’s total revenue declined at a faster pace than operating expenses.

NET LOSS AND NET MARGIN

Net loss in 2022 narrowed by 16.7% to US$146.2 million from US$175.4 million in 2021. Non-GAAP net loss in 2022 was US$77.2 million, compared to US$109.3 million in the same period of 2021. The difference between loss from operations and net loss in 2022 was primarily because of a US$18.5 million financial income achieved mainly due to well implemented treasury strategies on the Group’s cash and deposits recorded as short-term investment.

Net margin in 2022 was negative 70.2%, down 12.1 percentage points from negative 58.1% in 2021, and Non-GAAP net margin in 2022 was negative 37.1%, basically flat compared to negative 36.2% in 2021, primarily due to the same reason as that of changes in operating margin.

BASIC AND DILUTED NET LOSS PER ADS

Basic and diluted net loss per ADS in 2022 were US$0.26, compared to US$0.36 in 2021. Each ADS represents one Class A ordinary share.

Non-GAAP basic and diluted net loss per ADS in 2022 were US$0.14, compared to US$0.22 in 2021.

NET CASH USED IN OPERATING ACTIVITIES

Net cash used in operating activities for 2022 was US$70.7 million, or 33.9% of total revenue, compared to US$126.1 million of net cash used in operating activities, or 41.7% of total revenue in 2021. The net cash used in operating activities in 2022 decreased mainly due to the decrease in operating expenses, particularly employee related costs, and working capital changes in the ordinary course of business.

Business Outlook

The global consumer discretionary industry and consumer spending are still expected to continue to face a range of challenges in 2023, including, among other things, a decline or continued weakness in the general economic conditions, global high inflation, inventory backlog experienced by players such as smart device manufacturers, brands and retail channels in the supply chain, fluctuations in foreign exchange rates, and geopolitical tensions and conflicts, and competitions brought by technology iteration to the IoT industry.

The Group will continue to make efforts to monitor the uncertainties caused by such challenges, and despite these challenges, the Group remains confident in its long-term growth prospects and stays committed to iterating its products and services, further enhancing its software and embedded hardware capabilities, expanding customer base, diversifying revenue streams, and further optimizing operating efficiency.

Conference Call Information

The Company’s management will hold a conference call at 07:00 P.M. U.S. Eastern Time on Wednesday, March 1, 2023 (08:00 A.M. Beijing Time on Thursday, March 2, 2023) to discuss the financial results. In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive access details for this conference including a conference access code, a PIN number (personal access code), the dial-in number, and an e-mail with detailed instructions to join the conference call.

Online registration:	https://www.netroadshow.com/events/login? show=aaaf2866&confId=47330

The replay will be accessible through March 8, 2023 by dialing the following numbers:

International:	+44-204-525-0658
United States:	+1-929-458-6194
Access Code:	819491

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.tuya.com.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading IoT cloud development platform with a mission to build an IoT developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built IoT cloud development platform that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, and Software-as-a-Service, or SaaS, to businesses and developers. Through its IoT cloud development platform, Tuya has enabled developers to activate a vibrant IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating expenses, non-GAAP loss from operations (including non-GAAP operating margin), non-GAAP net loss (including non-GAAP net margin), and non-GAAP basic and diluted net loss per ADS, as supplemental measures to review and assess its operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The Company defines non-GAAP measures excluding the impact of share-based compensation expenses from the respective GAAP measures. The Company presents the non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP financial measures is that they do not reflect all items of expenses that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Tuya’s non-GAAP financial measures to the most comparable U.S. GAAP measures are included at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The forward-looking statements included in this press release are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Investor Relations Contact

Tuya Inc.

Investor Relations

Email: ir@tuya.com

The Blueshirt Group

Gary Dvorchak, CFA

Phone: +1 (323) 240-5796

Email: gary@blueshirtgroup.com

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND 2022

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	As of December 31,	As of December 31,
	2021	2022
ASSETS
Current assets:
Cash and cash equivalents	963,938	133,161
Restricted cash	638	–
Short-term investments	102,134	821,134
Accounts receivable, net	32,701	12,172
Notes receivable	1,393	2,767
Inventories, net	62,582	45,380
Prepayments and other current assets	27,882	8,752

Total current assets	1,191,268	1,023,366

Non-current assets:
Property, equipment and software, net	6,805	3,827
Operating lease right-of-use assets, net	22,181	9,736
Long-term investments	26,078	18,031
Other non-current assets	1,818	1,179

Total non-current assets	56,882	32,773

Total assets	1,248,150	1,056,139

LIABILITIES AND SHAREHOLDERS’
EQUITY
Current liabilities:
Accounts payable	12,212	9,595
Advances from customers	31,088	27,633
Deferred revenue, current	9,254	6,821
Accruals and other current liabilities	50,847	33,383
Lease liabilities, current	5,697	3,850

Total current liabilities	109,098	81,282

Non-current liabilities:
Lease liabilities, non-current	16,048	5,292
Deferred revenue, non-current	859	394
Other non-current liabilities	8,484	7,004

Total non-current liabilities	25,391	12,690

Total liabilities	134,489	93,972

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2021 AND 2022

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	As of December 31,	As of December 31,
	2021	2022
Shareholders’ equity:
Ordinary shares	–	–
Class A ordinary shares	25	25
Class B ordinary shares	4	4
Treasury stock	(46,930)	(86,438)
Additional paid-in capital	1,526,140	1,584,764
Accumulated other comprehensive income/(loss)	2,320	(22,115)
Accumulated deficit	(367,898)	(514,073)

Total shareholders’ equity	1,113,661	962,167

Total liabilities and shareholders’ equity	1,248,150	1,056,139

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Year Ended
	December 31,	December 31,	December 31,	December 31,
	2021	2022	2021	2022
Revenue	74,967	45,286	302,076	208,172
Cost of revenue	(42,616)	(25,100)	(174,209)	(118,749)

Gross profit	32,351	20,186	127,867	89,423

Operating expenses:
Research and development expenses	(46,187)	(27,792)	(174,289)	(144,942)
Sales and marketing expenses	(18,433)	(11,203)	(75,384)	(55,662)
General and administrative expenses	(21,011)	(16,181)	(71,589)	(67,513)
Other operating incomes, net	1,724	2,160	9,835	10,508

Total operating expenses	(83,907)	(53,016)	(311,427)	(257,609)

Loss from operations	(51,556)	(32,830)	(183,560)	(168,186)

Other income/(loss)
Other non-operating income, net	653	779	1,958	2,904
Financial income, net	2,619	10,234	7,286	18,546
Foreign exchange (loss)/gain, net	(425)	(102)	(618)	2,441

Loss before income tax expense	(48,709)	(21,919)	(174,934)	(144,295)
Income tax expense	(135)	(811)	(490)	(1,880)

Net loss	(48,844)	(22,730)	(175,424)	(146,175)

Net loss attributable to Tuya Inc.	(48,844)	(22,730)	(175,424)	(146,175)

Net loss attribute to ordinary shareholders	(48,844)	(22,730)	(175,424)	(146,175)

Net loss	(48,844)	(22,730)	(175,424)	(146,175)
Other comprehensive income/(loss)
Changes in fair value of long-term investments	357	(8,347)	357	(9,493)
Foreign currency translation	1,211	2,090	1,482	(14,942)

Total comprehensive loss attributable to Tuya Inc.	(47,276)	(28,987)	(173,585)	(170,610)

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS (CONTINUED)

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Year Ended
	December 31,	December 31,	December 31,	December 31,
	2021	2022	2021	2022
Net loss attributable to Tuya Inc.	(48,844)	(22,730)	(175,424)	(146,175)

Net loss attributable to ordinary shareholders	(48,844)	(22,730)	(175,424)	(146,175)

Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	562,082,216	554,121,595	489,149,533	553,527,529

Net loss per share attributable to ordinary shareholders, basic and diluted	(0.09)	(0.04)	(0.36)	(0.26)

Share-based compensation expenses were included in:
Research and development expenses	4,093	4,032	14,542	14,692
Sales and marketing expenses	1,634	1,611	6,702	6,825
General and administrative expenses	11,900	11,867	44,845	47,502

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Year Ended
	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022
Net cash used in operating activities	(53,194)	(138)	(126,103)	(70,654)
Net cash generated from/(used in) investing activities	23,627	(165,305)	(112,957)	(714,225)
Net cash (used in)/generated from financing activities	(43,841)	(3,432)	1,041,802	(38,582)
Effect of exchange rate changes on cash and cash equivalents, restricted cash	2,433	2,138	2,879	(7,954)

Net (decrease)/increase in cash and cash equivalents, restricted cash	(70,975)	(166,737)	805,621	(831,415)

Cash and cash equivalents, restricted cash at the beginning of period	1,035,551	299,898	158,955	964,576

Cash and cash equivalents, restricted cash at the end of period	964,576	133,161	964,576	133,161

TUYA INC.

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST

DIRECTLY COMPARABLE FINANCIAL MEASURES

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Year Ended
	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022
Reconciliation of operating expenses to non-GAAP operating expenses
Research and development expenses	(46,187)	(27,792)	(174,289)	(144,942)
Add: Share-based compensation expenses	4,093	4,032	14,542	14,692
Adjusted Research and development expenses	(42,094)	(23,760)	(159,747)	(130,250)

Sales and marketing expenses	(18,433)	(11,203)	(75,384)	(55,662)
Add: Share-based compensation expenses	1,634	1,611	6,702	6,825
Adjusted Sales and marketing expenses	(16,799)	(9,592)	(68,682)	(48,837)

General and administrative expenses	(21,011)	(16,181)	(71,589)	(67,513)
Add: Share-based compensation expenses	11,900	11,867	44,845	47,502
Adjusted General and administrative expenses	(9,111)	(4,314)	(26,744)	(20,011)

Reconciliation of loss from operations to non-GAAP loss from operations
Loss from operations	(51,556)	(32,830)	(183,560)	(168,186)
Operating margin	(68.8)%	(72.5)%	(60.8)%	(80.8)%
Add: Share-based compensation expenses	17,627	17,510	66,089	69,019
Non-GAAP Loss from operations	(33,929)	(15,320)	(117,471)	(99,167)

Non-GAAP Operating margin	(45.3)%	(33.8)%	(38.9)%	(47.6)%

Reconciliation of net loss to non-GAAP net loss
Net loss	(48,844)	(22,730)	(175,424)	(146,175)
Net margin	(65.2)%	(50.2)%	(58.1)%	(70.2)%
Add: Share-based compensation expenses	17,627	17,510	66,089	69,019
Non-GAAP Net loss	(31,217)	(5,220)	(109,335)	(77,156)

Non-GAAP Net margin	(41.6)%	(11.5)%	(36.2)%	(37.1)%

Weighted average number of ordinary shares used in computing non-GAAP net loss per share, basic and diluted	562,082,216	554,121,595	489,149,533	553,527,529

Non-GAAP net loss per share attributable to ordinary shareholders, basic and diluted	(0.06)	(0.01)	(0.22)	(0.14)